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                    [SHOOK, HARDY & BACON L.L.P. LETTERHEAD]



                                 March 2, 2001



CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Russell Mancuso
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0306
450 Fifth Street, N.W.
Washington D.C. 20549


      Re:   REGISTRATION STATEMENT ON FORM S-3
            FILE NO.: 333-70563

Dear Mr. Mancuso:

      Your letter of February 20, 2001, made reference to the above registration statement filed on January 14, 1999 (the "Registration Statement"). Pursuant to Rule 477 under the Securities Act of 1933, as amended, Torotel Inc., ("Torotel") hereby requests that the Registration Statement be withdrawn effective immediately. The Torotel Settlement Fund holds a warrant which grants it the right to purchase the shares purported to be registered by the Registration Statement. As the warrant is exercisable at a price substantially in excess of the market value of the shares, the selling shareholder is no longer interested in exercising the warrant nor selling the shares. No securities purported to be registered under the Registration Statement have been sold.

      Should you have any questions regarding this application, please do not hesitate to contact me at (816) 329-6117.


                                       Cordially,

                                       /s/ Victoria R. Westerhaus

                                       Victoria R. Westerhaus
                                       on behalf of Torotel, Inc.

cc: Torotel, Inc.
    Mr. H. James Serrone
    Vice-President Finance and Chief Executive Officer
    13402 South 71 Highway
    Grandview, MO  64030